06002407

BB 3/8 *

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51825

AD 3/13

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multitrade Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Madison Avenue, 6th Floor
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis Restrepo (212) 413-7754
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

PROCESSED
JUN 14 2006 E
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Luis Restrepo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multitrade Securities LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DOUGLAS GROSS
Notary Public, State of New York
No. 02GR4833065
Qualified in New York County
Commission Expires May 30, 2007

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MULTITRADE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
MultiTrade Securities, LLC

We have audited the accompanying statement of financial condition of MultiTrade Securities, LLC as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MultiTrade Securities, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 3, 2006

MULTITRADE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	251,533
Receivable from brokers and dealers		257,525
Office furniture and equipment, at cost (net of accumulated depreciation of $103,675)		9,916
Other assets		19,483
TOTAL ASSETS	$	538,457

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accounts payable and accrued expenses	$	122,362
Commissions payable		125,000
Bank note payable		198,668
Subordinated loan		455,000
Total Liabilities	$	901,030
Members' Capital (deficit)	$	(362,573)
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	538,457

The accompanying notes are an integral part of this financial statement.

MULTITRADE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of New York. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Guaranteed Payments - Guaranteed payments to members of the Company are included in compensation and related benefits on the statement of income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Office Furniture and Equipment - Depreciation of office furniture and equipment is provided using the straight line method over three, five and seven year periods.

MULTITRADE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

NOTE 2 - INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

The Company is subject to New York City unincorporated business tax (UBT).

NOTE 3 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2005 are listed below. The subordinated lender is a member of the Company.

Subordinated Loan due July 31, 2007	
3-month London Interbank offered rate plus .55%	$ 455,000

The subordinated borrowing is covered by an agreement approved by the NASD and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005 the Company's net capital and required net capital were $51,870 and $16,491 respectively. The ratio of aggregate indebtedness to net capital was 477%.

NOTE 5 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to meet the needs of customers. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into several agreements with other broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealers. As part of the terms of the agreement between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's expo-

NOTE 5 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT - (Continued)

sure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under terms of one of the aforementioned agreements the Company is required to maintain a $100,000 deposit with the Clearing Broker/dealer. The deposit is included in receivable from broker/dealers on the statement of financial condition. Net capital requirements, minimum clearing charges and other items are included in these agreements.

NOTE 6 - COMMITMENTS

Lease Commitments - Minimum annual rentals under noncancellable leases, classified as operating leases, for communication services, expiring at various dates through September, 2007, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2006	$ 33,504
2007	17,192
Total	$ 50,696

NOTE 7 - BANK LINE OF CREDIT

The Company has established a $200,000 line of credit with a financial institution bearing an interest rate of 1% over the prime rate published in the Wall Street Journal. At December 31, 2005, the amount outstanding on this line of credit was $198,668. This line is renewed every twelve months and is collateralized by a $206,131 certificate of deposit, which is included in cash and cash equivalents on the statement of financial condition.

NOTE 8 - OPERATING AGREEMENT AND MEMBERSHIP INTERESTS

The Company has four classes of membership interests: Institutional Membership Interests; Class A Membership Interests; Class B Membership Interests; and one Limited Member Interest.

Institutional Membership Interests are issued to entities having made capital contributions in excess of a stipulated amount. In the event that the Managing Member decides to sell or otherwise transfer any of his Class A Membership Interests, owners of Institutional Membership Interests are permitted to participate proportionally in the sale or transfer. Under the terms of the Operating Agreement, the Company is prohibited from taking any action that would cause one owner of the Institutional Membership Interests to own 5% or more of the Company without that member's prior approval.

Class A Membership Interests are issued to members that are also employees of the Company.

Class B Membership interests are issued to all members that are not classified as Institutional Investors or Class A Members.

One Limited Member Interest has been issued to the subordinated lender of the Company. At the time the Company repays the subordinated loan, this membership interest may be redeemed at the option of either the managing member or the subordinated lender. According to the terms of the Operating Agreement, no distributions may be made to the members of the Company while the subordinated loan is unpaid.

With the exception of the foregoing, no class of membership interest has priority over any other class with respect to return of capital, redemptions, allocation of profits and losses, or distributions.

Profits and losses, as defined in the Operating Agreement, are apportioned to all classes of membership interest based upon each member's ownership interest in relation to all membership interests. However, no losses may be allocated to a member's capital account if the allocation of the losses will create or increase a deficit balance in the member's capital account. In such instances the losses that would ordinarily be allocable to the member, will be allocated to all other members without deficit balances. However, since all capital account balances

NOTE 8 - OPERATING AGREEMENT AND MEMBERSHIP INTERESTS - (Continued)

are negative, this provision has been ignored regarding the allocation of losses.

There is one managing member. According to the terms of the Operating Agreement, the managing member has exclusive powers for management of the Company, approving new members and withdrawal of existing members. All distributions are subject to the approval of the managing member.

Some additional provisions of the Operating Agreement are:

The Company may be dissolved by the vote or written consent of two thirds of all membership interests.

The Company shall have the first right to purchase at fair market value any membership interests arising from sales or withdrawals due to death, incapacity, dissolution or termination.

Distributions to members are prohibited if those distributions will reduce the Company's minimum net capital, as defined by SEC Rule 15c3-1, below certain amounts specified by the operating agreement or by any other agreement to which the Company is a party.

NOTE 9 - EMPLOYMENT AND OPTION AGREEMENT

Pursuant to the terms of an employment agreement with the Company, an officer received a 5% Class A Membership Interest and options to acquire an additional 7.5% in Class A Membership Interests as follows:

Exercise Date	Membership Percentage	Exercise Price
February 8, 2006	2%	$1
February 8, 2007	2%	$1
February 8, 2008	2%	$1
February 8, 2009	1.5%	$1

NOTE 9 - EMPLOYMENT AND OPTION AGREEMENT – (Continued)

Since the Company had deficit capital at December 31, 2005, no value has been assigned to any of the above options. The options are non-transferable. Should the officer terminate employment within the first two years of the agreement, the initial ownership interest of 5%, the 2% interest obtained pursuant to the option exercisable on February 8, 2006 and any options to acquire additional membership interests in the future will be forfeit by the officer. In addition, should termination of employment occur at any time, the Company has the right to redeem all membership interests owned by the officer at fair market value.

The agreement also contains a non-competition provision, should the officer terminate employment with the Company.